NATIONAL AMERICAN UNIVERSITY 5301 S. Highway 16 | Rapid City, SD 57701

June 5, 2015

VIA EDGAR

Larry Spirgel
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	National American University Holdings, Inc.
Form 10-K for the year ended May 31, 2014
Response dated April 20, 2015
File No. 001-34751

Dear Mr. Spirgel:

National American University Holdings, Inc. (the “Company”) has been working diligently to prepare a supplement to our above mentioned response dated April 20, 2015 to the Staff of the Division of Corporate Finance of the United States Securities and Exchange Commission.  As discussed with Staff Attorney Ms. Emily Drazan earlier today, due to the additional work involved with the Company’s year-end closing at May 31, 2015, the Company respectfully requests an extension until June 19, 2015.  This additional time will allow for the Company to prepare and deliver the supplemental information requested by the Staff during our call on May 21, 2015.  Should you have any questions regarding the request made herein, please do not hesitate to contact me at (605) 721-5200 or our outside counsel, Inchan Hwang of Gray Plant Mooty, at (612) 632-3310.  Thank you very much for your assistance in this matter.

Very truly yours,

/s/ Ronald  L. Shape
Ronald L. Shape, Ed. D.
Chief Executive Officer